UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Global Pari-Mutuel Services, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

37946Q101

(CUSIP number)

October 30, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP No. 37946Q101
1.	Names of reporting persons RKC Matador Fund, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,594,200
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,594,200
9.	Aggregate amount beneficially owned by each reporting person 1,594,200
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.3%
12.	Type of reporting person (see instructions) OO

Page 3 of 7 Pages

CUSIP No. 37946Q101
1.	Names of reporting persons RKC Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,594,200
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,594,200
9.	Aggregate amount beneficially owned by each reporting person 1,594,200
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.3%
12.	Type of reporting person (see instructions) OO

Page 4 of 7 Pages

CUSIP No. 37946Q101
1.	Names of reporting persons Russell K. Cannon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,594,200
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,594,200
9.	Aggregate amount beneficially owned by each reporting person 1,594,200
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.3%
12.	Type of reporting person (see instructions) IN

Page 5 of 7 Pages

Item 1(a)	Name of Issuer:

Global Pari-Mutuel Services, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1231 West Honeysuckle Lane Chandler, Arizona 85248

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of RKC Matador Fund, LLC, RKC Capital Management, LLC and Russell K. Cannon as joint filers (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of the Reporting Persons is 35 West Broadway, Suite 201, Salt Lake City, Utah 84101.

Item 2(c)	Citizenship:

RKC Matador Fund, LLC and RKC Capital Management, LLC are Delaware limited liability companies. Russell K. Cannon is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

37946Q101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 6 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,594,200 shares*

(b) Percent of class:

8.3%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

1,594,200*

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

1,594,200*

* RKC Capital Management, LLC is the manager of RKC Matador Fund, LLC. Russell K. Cannon is the manager of RKC Capital Management, LLC. RKC Capital Management, LLC and Mr. Cannon may each be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RKC Matador Fund, LLC. Each of RKC Capital Management, LLC and Mr. Cannon expressly disclaim beneficial ownership of all shares of Common Stock beneficially owned by RKC Matador Fund, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2010

RKC MATADOR FUND, LLC

By: RKC Capital Management, LLC, its Manager

By:	/S/ RUSSELL K. CANNON
Name/Title:	Russell K. Cannon, its Manager

RKC CAPITAL MANAGEMENT, LLC

By:	/S/ RUSSELL K. CANNON
Name/Title:	Russell K. Cannon, its Manager

/S/ RUSSELL K. CANNON
Russell K. Cannon

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock of Global Pari-Mutuel Services, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 26, 2010.

RKC MATADOR FUND, LLC

By: RKC Capital Management, LLC, its Manager

By:	/s/ Russell K. Cannon
Name/Title:	Russell K. Cannon, its Manager

RKC CAPITAL MANAGEMENT, LLC

By:	/s/ Russell K. Cannon
Name/Title:	Russell K. Cannon, its Manager

/s/ Russell K. Cannon
Russell K. Cannon